SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TIPPINGPOINT TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

888011103

(CUSIP Number)

June 24, 2002

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

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CUSIP No. 888011103			Page 2 of 5 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): THE MCKINNEY FAMILY TRUST

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 848,703

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 848,703

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 848,703

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.2%

12.	Type of Reporting Person: OO

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CUSIP No. 888011103	Page 3 of 5 Pages

Item 1(a)	Name of Issuer. TippingPoint Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices. 75018 N. Capitol of Texas Highway Austin, Texas 78731

Item 2(a)	Name of Person Filing. The McKinney Family Trust

Item 2(b)	Address of Principal Business Office or, if None, Residence. 1600 Ponce de Leon Drive Fort Lauderdale, Florida 33316

Item 2(c)	Citizenship. USA

Item 2(d)	Title of Class of Securities. Common Stock, $0.01 Par Value Per Share

Item 2(e)	CUSIP Number. 888011103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing

Item 4.	Ownership

(a)	Amount beneficially owned: 848,703

(b)	Percent of class: 16.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 848,703

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 848,703

(iv)	Shared power to dispose or direct the disposition of: 0

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CUSIP No. 888011103	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 888011103	Page 5 of 5 Pages

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	/s/ Donald K. McKinney

Donald K. McKinney, trustee

February 12, 2003	/s/ Rebecca M. McKinney

Rebecca M. McKinney, trustee